November 16, 2004


Via Facsimile and U.S. Mail

David A. Pace
Senior Vice President and General Counsel
Reebok International Ltd.
1895 J.W. Foster Boulevard
Canton, Massachusetts 02021

      Re:	Reebok International Ltd.
      	Amendment No. 1 to Form S-4 filed on November 10, 2004
      	File No. 333-119974

      	Schedule TO-I filed on October 26, 2004
      	File No. 5-36611

Dear Mr. Pace:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment number three. As you are aware, this exchange offer is different from the kinds of tender offers described in Instruction 2 to Item 10 to Schedule TO, which we have stated would not require presentation of financial information.
In addition, you apparently initially determined that financial statements from your annual report on Form 10-K were material to this offer, since you incorporated them by reference into the Schedule TO.
Since both the Old and New Securities are convertible into common stock of the company, we are unable to conclude that financial statements are not material in the context of this offer. Where financial statement information is required under Schedule TO, we have taken the interpretative position (expressed in Q&A 7 in Section
I.H. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001)) that the summary financial statement disclosure required by Item 1010(c) of Regulation
M-A is required in the disclosure document disseminated to shareholders, notwithstanding the fact that shareholders may access full financial statements of the company through its EDGAR filings.
Therefore, we reissue comment three in our prior letter.

2. We note your response to prior comment number 4. The company should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the notes. If that estimate is insufficient, the company must file a new registration statement to register for resale additional shares. Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion.  See Phone Interp. 2S from the March
1999
Supplement (Securities Act Rules subsection).

3. After further consultation with one of our Associate Directors and with our Office of Chief Counsel, we maintain the position that the rights that would be attached to shares of common stock issuable upon conversion of the new securities need to be registered and that counsel`s legality opinion should cover the enforceability of the company`s obligations under the rights.

Description of the New Securities, page 25
Purchase of New Securities at the Option of the Holder, page 34
4. We note your revisions in response to our prior comment number
21.
It appears that the period in which security holders may tender into the offer might only be open for 15 business days as opposed to the
20 business day period required by Rule 14e-1(a), since holders may not tender after the fifth day prior to the purchase date. Please advise how this complies with Rule 14e-1.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Nudrat Salik at (202)
942-
7769 or, in her absence, to John Hartz at (202) 942-1798. Direct questions on other disclosure issues to Chris Edwards at (202) 942-
2842 or Christina Chalk, Special Counsel, Office of Mergers and Acquisitions, at (202) 942-2948. You may also call the undersigned
Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Keith F. Higgins, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
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David A. Pace
Reebok International Ltd.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE